UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2022

Red Oak Capital Fund V, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-0855800
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200

Grand Rapids, Michigan 49546

(Full mailing address of principal executive offices)

(616) 734-6099

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Red Oak Capital Fund V, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated September 14, 2021, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference https://www.sec.gov/Archives/edgar/data/0001817069/000165495421010082/rocfv-1aposdraft811012722.htm.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this Annual Report on Form 1-K to “us,” “we,” “our” or “our Company” refer to Red Oak Capital Fund V, LLC, a Delaware limited liability company.

Red Oak Capital Fund V, LLC, a Delaware limited liability company, was formed on March 23, 2020. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on July 29, 2020, which offering statement was qualified by the SEC on August 13, 2020. We filed a post-qualification amendment on Form 1-A POS, or the revised Offering Statement, on September 14, 2021, which was qualified by the SEC on September 13, 2021. Pursuant to the revised Offering Statement, we are offering a maximum of $75,000,000 in the aggregate of the Company’s 7.5% A Bonds, 8.0% A R-Bonds, 7.5% B Bonds, and 8.0% B R-Bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $10,000. The Offering has issued $37,481,000 and $2,642,000 of the A Bonds and A R-Bonds, respectively. The last closing for the Class A Bonds occurred on August 12, 2021. The Company filed for requalification on September 13, 2021 to offer its 7.50% senior secured bonds due 2027, or the “B Bonds,” and its 8.00% senior secured bonds due 2027, or the “B R-Bonds, collectively the Class B Bonds. The Offering issued $32,255,000 of B Bonds and $2,595,000 of the B R-bonds and is now closed. Through December 31, 2022, there have been redemptions of $1,142,000. We have used and will use the proceeds from the sale of the Bonds to invest in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds

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As of December 31, 2022, the Company held six senior secured loans, providing $55,629,212 of senior secured loans to various borrowers. The portfolio of loans possessed a weighted average interest rate of 10.02% and maturities ranging from March 31, 2023 to November 8, 2024. The following tables outlines the major terms of each loan closed by the Company as lender and outstanding at December 31, 2022:

Borrower	Location	Maturity	Note Principal	Interest Rate
11 Waterview Blvd. LLC	Parsippany-Troy Hills, NJ	3/31/2023	$13,500,000	10.50%
939 4th, LLC	San Diego, CA	6/30/2023	$13,750,000	10.50%
KCSL, LLC & 3592 Pryocyon, LLC	Las Vegas, NV	8/31/2023	$7,471,212	8.25%
5320 8th St NW LLC	Washington, DC	7/30/2023	$8,550,000	10.75%
Pro Hospitality NineA, LLC	Phoenix, AZ	10/12/2023	$8,125,000	10.00%
YP Trillium LLC	Hoffman Estates, IL	11/8/2024	$4,233,000	7.75%

On March 2, 2022, the Company executed a Commercial Loan Agreement as the lender providing a $14,500,000 senior secured loan (the “Waterview Loan”) to 11 Waterview Blvd. LLC, a New Jersey limited liability company. Descriptions of the Waterview Loan are incorporated by reference to that Current Report on Form 1-U dated March 2, 2022 located at: https://www.sec.gov/Archives/edgar/data/1817069/000165495422004004/rociif_1u.htm

On March 14, 2022, Red Oak Holdings Management, LLC, or ROHM, who is the Manager of Red Oak Capital Holdings, LLC , or our Sponsor, who is the sole member and manager of our Manager announced the following: Jason Anderson (i) resigned, effective immediately, as a member of the Board of Managers of ROHM and (ii) resigned from any and all officer positions, including without limitation Chief Financial Officer, that he held with ROHM, the Sponsor, or any other entities affiliated with the Sponsor, effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022; and Joseph Elias (i) resigned, effective immediately, as a member of the Board of Managers of ROHM, and (ii) resigned from any and all officer positions, including without limitation Chief Operating Officer, that he held with ROHM, the Sponsor, or any other entities affiliated with our Sponsor, effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022, which occurred on April 26, 2022. The Board of Managers of ROHM is currently comprised of the following three individuals: Gary Bechtel, Kevin Kennedy, and Raymond Davis. Further information is available in the Current Report on Form 1-U dated March 14, located at: https://www.sec.gov/Archives/edgar/data/1817069/000165495422003260/redoak_1u.htm.

On March 17, 2022, ROHM, announced the appointment of Paul Cleary as President of ROCH, effective immediately, and Chief Operating Officer (“COO”) of ROCH, effective immediately upon the termination of Joseph Elias as COO of ROCH, whose termination shall be effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 17, 2022, which occurred on April 26, 2022. Further information is available in the Current Report on Form 1-U dated March 18, 2022 located at: https://www.sec.gov/Archives/edgar/data/1817069/000165495422003438/redoak_1u.htm.

On April 21, 2022, ROHM announced the appointment of Tom McGovern as Chief Financial Officer (“CFO”) of ROCH, effective immediately upon the termination of Jason Anderson as CFO of ROCH, whose termination shall be effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022, which occurred on May 26, 2022. Further information is available in the Current Report on Form 1-U dated April 21, 2022 located at: https://www.sec.gov/Archives/edgar/data/1817069/000165495422005324/rociif_1u.htm

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We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC, our Sponsor, a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

We commenced active operations upon the first closing of our offering of Bonds on September 23, 2020. Through December 31, 2022, we have received approximately $68,600,000 in net proceeds from our offering of Bonds and have invested approximately $75,300,000 in first lien mortgage loans. Redemptions of the Bonds for special circumstances, including death and disability, have totaled $1,142,000 and full cycle deals have returned $11,358,000 through year-end 2022 for redeployment into senior secured loans.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors by supporting the maintenance and viability of assets we acquire in the future and (ii) meet the necessary covenants of the Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, restructuring property loans or liquidating our investment in one or more assets. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our indenture.

Results of Operations – For the Period Ended December 31, 2022

We operate on a calendar year. Set forth below is a discussion of our operating results for the period ended December 31, 2022.

As of December 31, 2022, the Company held six senior secured loan, pursuant to which the Company, as the lender, provided $55,629,212 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 7.75% and 10.75%% (10% weighted average) and maturities ranging from March 31, 2023 to November 8, 2024.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a half percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

For the period ending December 31, 2022, our total revenues from operations, consisting entirely of interest income, amounted to $5,845,440. Operating costs for the same period, including bond interest expense of $5,955,585, management fees of $1,158,728, and organization fees of $466,840 amounted to $7,939,111. Net loss for the period amounted to $2,093,671.

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Results of Operations – For the Period Ended December 31, 2021

We operate on a calendar year. Set forth below is a discussion of our operating results for the period ended December 31, 2021.

As of December 31, 2021, the Company held four senior secured loan, pursuant to which the Company, as the lender, provided $39,153,000 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 10% and 11% (10% weighted average) and maturities ranging from March 31, 2022 to June 20, 2023.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a half percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

For the period ending December 31, 2021, our total revenues from operations, consisting entirely of interest income, amounted to $2,344,742. Operating costs for the same period, including bond interest expense of $2,897,474 and organization fees of $748,620 amounted to $4,319,532. Net loss for the period amounted to $1,974,790.

Liquidity and Capital Resources

As of December 31, 2022, we had sold $37,481,000 and $2,642,000 of A Bonds and A R-Bonds, respectively, and $32,255,000 and $2,595,000 of B and B R-Bonds, respectively, pursuant to our offering of Bonds. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

As of December 31, 2022, the Company had cash on hand of $16,646,241 and bond service reserves of $0. The bond service reserves are no longer required under the Indenture.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of our Bond Service Reserve. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

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Trend Information

As of June 23, 2022, we closed the Offering and, as such, will no longer issue any additional bonds. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

In the third quarter of 2022, we closed one new senior secured loan and refinanced one existing portfolio loan, totaling $17,250,000 in loan principal. In the fourth quarter of 2022, we closed two new loans with a combined principal balance of $12,358,000. Subsequent to the year end, the Company closed one participation loan agreement with an affiliated entity with a principal balance of $3,000,000. Additionally, the loan for Spring Mountain in Las Vegas, NV with a principal balance of $7,471,212 was paid off in the first quarter of 2023. We continue to see a robust pipeline of loan origination opportunities and we anticipate additional deployment of capital to occur in the second quarter of 2023. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

As a result of global macroeconomic events, including the Ukraine war, price inflation, financial institution distress, concerns about a downturn and the lingering effects of the COVID-19 pandemic, uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of these events presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact these events may have on us at this time. Although we have not experienced a significant increase in the number of late payments or defaulting borrowers as of the date of this report, we may experience adverse effects in the performance of our existing loans as a result of adverse geopolitical and economic trends, which may materially alter our ability to pay our debt service obligations and fees.

Item 3. Directors and Officers

As of the issuance date of this report, the following table sets forth information on our board of managers and executive officers of our Sponsor. We are managed by our Manager, which is majority owned and controlled by our Sponsor. Consequently, we do not have our own separate board of managers or executive officers.

Name	Age	Position with our Company	Director/Officer Since
Gary Bechtel	65	Chief Executive Officer*	August 2020
Kevin P. Kennedy	57	Chief Sales and Distribution Officer*	November 2019
Raymond T. Davis	56	Chief Business Development Officer*	November 2019
Paul Cleary	59	President and Chief Operating Officer	March 2022
Thomas McGovern	44	Chief Financial Officer	April 2022
Robert Kaplan	52	Chief Legal Officer and EVP	March 2023

*Member of the board of managers of the Sponsor, which controls our Manager, which controls our company.

Set forth below is biographical information for our Sponsor’s executive officers.

Gary Bechtel, Chief Executive Officer and a member of the board of managers for our Sponsor. Gary previously served as President of Money360 and was responsible for developing and executing Money360’s expansion strategy. Gary also served on Money360’s Credit Committee and Board of Directors. Prior to joining the Money360, he was Chief Lending/Originations Officer of CU Business Partners, LLC, the nation’s largest credit union service organization (CUSO). Previously, Gary held management or production positions with Grubb & Ellis Company, Meridian Capital, Johnson Capital, FINOVA Realty Capital, Pacific Southwest Realty Services and Hometown Commercial Capital. Gary began his career with the Alison Company and over the past thirty-four years has been involved in all aspects of the commercial real estate finance industry, as a lender and as an intermediary, including the origination, underwriting, structuring, placement and closing of over $10B in commercial debt transactions, utilizing various debt structures which have included permanent, bridge, equity, mezzanine and construction on transactions of $1M to $250M. These transactions were placed with a variety of capital sources that included life companies, commercial banks, credit unions and equity and mezzanine funds, on property types that included office, retail, industrial, multifamily, hospitality, self storage and manufactured housing. He is or has been a member of the Mortgage Bankers Association of America, California Mortgage Bankers Association, National Association of Industrial and Office Properties, and International Council of Shopping Centers. Gary has spoken at numerous industry events and written articles and has been regularly quoted in a number of regional and national publications.

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Kevin P. Kennedy is a founding partner, Chief Sales and Distribution Officer and a member of the board of managers for our Sponsor. He is responsible for capital acquisition, platform distribution and broker dealer relationships. Kevin has 25 years of experience in investment management. Most recently, he was with BlackRock Investment Management Corporation from 1990 to 2016, where he served as Managing Director and Divisional Sales Director prior to leaving. His team was responsible for selling and marketing BlackRock’s active, passive and alternative investments. Prior to BlackRock, Kevin was a Director and Vice President for Merrill Lynch Investment Managers covering the Midwest region. He began his career with Merrill Lynch in 1990 as a trading liaison. He was instrumental in helping both firms raise billions in sales, increase revenue, new offerings, platform enhancements and sales team development. Kevin holds a Series 7, 24, 63, 65 and 66 securities licenses. He received his Bachelor of Arts degree from Duquesne University, in Pittsburg, PA. He completed his Certified Investment Management Analyst certification (CIMA) designation from Wharton Executive Education-University of Pennsylvania in 2007.

Raymond T. Davis is Chief Business Development Officer and a member of the board of managers for our Sponsor. Ray is responsible for the company’s long-term business strategy, including supporting our lending product development, and leading capital strategy, which includes concurrently developing strategic offerings with investment partners amongst the independent broker dealer community, family offices and pension funds. Ray has more than 20 years of management experience. Since 2014, Ray has focused is operational and strategic skills on implementing policy, process and operational enhancements for various investment funds and vehicles distributed in the independent broker dealer community. Ray has served both private companies and registered alternative investment funds in various senior roles. Ray attended Wayne State University.

Paul Cleary is President and Chief Operating Officer for our Sponsor. Paul brings nearly 25 years of national commercial real estate lending experience involving small-balance originations, construction loans, as well as a federally chartered credit union’s national CRE loan portfolio. He most recently served as a Senior Loan Originator for Parkview Financial, a national private mid-market commercial construction lender. He previously served as Chief Operating Officer for Money360, a national private mid-market commercial real estate lender. His role encompassed the development of lending operations to fuel growth, which included managing loan production growth. Prior to joining Money360, Paul was a founding member and the EVP, National Production Manager for Cherrywood Commercial Lending, a national small balance commercial real estate lender. Paul has held management or production positions with Kinecta Federal Credit Union, Impac Commercial Capital, Hawthorne Savings, Fremont Investment and Loan as well as FINOVA Realty Capital. He earned a master’s degree in Business Administration from the University of California, Irvine, a juris doctor degree (JD) from the University of San Diego School of Law and a bachelors’ degree with a Political Finance concentration from the University of California, Santa Barbara.

Thomas McGovern is Chief Financial Officer of our Sponsor. Thomas is responsible for leading the financial accounting and reporting function, including supporting the capital raising and investor relations efforts. Thomas previously served as Interim Chief Financial Officer for Veronica’s Insurance, a personal lines property and casualty insurance broker. Prior to that he spent 20 years on Wall Street as an investment banker and equity research analyst, most recently covering non-depository lenders and financial institutions sponsors as an Executive Director at Nomura Securities International. He also advised depository and non-depository lenders as a Vice President at The Royal Bank of Canada Capital Markets, a Vice President at independent advisory firm Cypress Associates and a member of the Global Financial Institutions investment banking group at Morgan Stanley. Thomas had been a sell side equity research analyst at Lehman Brothers covering banks and thrifts for the top ranked Institutional Investor mortgage & specialty finance research group. He earned an MBA from the Darden Graduate School of Business at the University of Virginia and a BA in Economics from Hamilton College where he graduated summa cum laude. Thomas is a Certified Public Accountant (CPA), holds the Chartered Financial Analyst (CFA) designation, and the Series 79 securities license.

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Robert R. Kaplan, Jr. serves as Chief Legal Officer and Executive Vice President for Corporate Development for our Sponsor. Throughout his nearly 30-year career, Robert has represented clients and worked in such diverse industries as financial services and products, real estate, technology, professional sports, manufacturing and retail/consumer products. He has completed more than $4 billion worth of securities transactions, including registered and exempt securities offerings, private equity and institutional investment, real estate funds and syndications and REITs, in addition to institutional financings of real estate acquisitions and M&As. Recognized in the Best Lawyers in America within his fields each year since 2013, Robert was also selected as the 2022 “Lawyer of the Year” by Best Lawyers® for leveraged buyouts and private equity law. From 2012 to 2016, the Governor of the Commonwealth of Virginia called on Rob to serve on the Virginia Board of Housing and Community Development. Rob received his J.D. from the Marshall-Wythe School of Law at the College of William & Mary and his A.B. from the College of William & Mary.

Director and Executive Compensation

Our company does not have executives. It is operated by our Manager. We will not reimburse our Manager for any portion of the salaries and benefits to be paid to its executive officers.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the issuance date of this report, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
LLC Interests	Gary Bechtel*	N/A	19.16%

LLC Interests	Kevin Kennedy*	N/A	27.65%

LLC Interests	Raymond Davis*	N/A	12.77%

LLC Interests	White Oak Capital Holdings, LLC*±	N/A	40.42%

LLC Interests	All Executives and Managers*	N/A	59.58%

_________________

*625 Kenmoor Avenue SE, Suite 200, Grand Rapids, Michigan 49546

± Messrs. Bechtel and Davis own the majority of the voting equity securities (each own 40%) of White Oak Capital Holdings, LLC.

Item 5. Interest of Management and Others in Certain Transaction

For further details, please see Note 4, Related Party Transactions in Item 7, Financial Statements

Item 6. Other Information

None.

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Item 7. Financial Statements

RED OAK CAPITAL FUND V, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2022 AND DECEMBER 31, 2021

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INDEPENDENT AUDITOR’S REPORT

To the Managing Member

Red Oak Capital Fund V, LLC

Opinion

We have audited the accompanying financial statements of Red Oak Capital Fund V, LLC (a Delaware limited liability corporation), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in member’s capital, and cash flows for the years ended December 31, 2022 and 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, changes in member’s capital, and cash flows for the years ended December 31, 2022 and 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

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To the Managing Member

Red Oak Capital Fund V, LLC

Page Two

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ UHY LLP

Farmington Hills, Michigan

May 1, 2023

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Red Oak Capital Fund V, LLC
Balance Sheets
	December 31, 2022	December 31, 2021

Assets

Current assets:
Cash and cash equivalents	$16,646,241	$14,792,433
Mortgage loans receivable, held for investment, net	50,976,485	25,156,294
Accrued paid-in-kind interest	707,083	321,919
Loan interest receivable	377,506	197,547
Due from related parties	-	1,553,937
Due from other	45,000	840
Total current assets	68,752,315	42,022,970

Long-term assets:
Mortgage loans receivable, held for investment, net	4,194,509	13,547,816

Total assets	$72,946,824	$55,570,786

Liabilities and Member's Deficit

Current liabilities:
Loan interest reserves	$1,975,447	$3,768,620
Loan construction reserves	4,687,926	5,845,663
Bond interest payable	1,390,873	842,807
Prepaid bond interest	-	40,012
Bond proceeds received in advance	-	110,000
Due to managing member	102,288	15,539
Other current liabilities	388,644	-
Total current liabilities	8,545,178	10,622,641

Long-term liabilities:
Series A bonds payable, net	34,058,970	34,261,583
Series A R-bonds payable, net	2,594,254	2,582,326
Series B bonds payable, net	29,762,560	9,588,214
Series B R-bonds payable, net	2,538,421	974,910
Total long-term liabilities	68,954,205	47,407,033

Member's deficit	(4,552,559)	(2,458,888)

Total liabilities and member's deficit	$72,946,824	$55,570,786

13

Red Oak Capital Fund V, LLC
Statements of Operations
	For the Year Ending December 31
	2022	2021

Revenue:
Mortgage interest income	$4,971,398	$2,009,151
Paid-in-kind interest income	873,942	335,518
Bank interest income	100	73
Total revenue	5,845,440	2,344,742

Expenses:
Bond interest expense	5,955,585	2,897,474
Management fees	1,158,728	561,686
Organization fees	466,840	748,620
Management disposition fees	266,318	15,539
General and administrative	91,640	96,213
Total expenses	7,939,111	4,319,532

Net income (loss)	$(2,093,671)	$(1,974,790)

14

Red Oak Capital Fund V, LLC
Statements of Changes in Member's Capital
Managing Member

Member's deficit, January 1, 2021	$(484,098)

Net income (loss)	(1,974,790)

Member's deficit, January 1, 2022	$(2,458,888)

Net income (loss)	(2,093,671)

Member's deficit, December 31, 2022	$(4,552,559)

15

Red Oak Capital Fund V, LLC
Statements of Cash Flows
	For the Year Ending December 31
	2022	2021

Cash flows from operating activities:
Net income (loss)	$(2,093,671)	$(1,974,790)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Accretion of loan origination income	(699,172)	(498,650)
Amortization of debt issuance costs	984,845	490,840
Change in other operating assets and liabilities:
Net change in accrued paid-in-kind interest	(385,164)	(321,919)
Net change in loan interest receivable	(179,959)	(197,547)
Net change in due from other	(44,160)	(840)
Net change in bond interest payable	548,066	726,849
Net change in prepaid bond interest	(40,012)	(17,122)
Net change in due to managing member	86,749	15,539
Net change in bond proceeds received in advance	(110,000)	80,000
Net change in other current liabilities	388,644	(895)

Net cash provided by (used in) operating activities	(1,543,834)	(1,698,535)

Cash flows from investing activities:
Mortgage notes issued	(38,766,500)	(39,935,460)
Mortgage notes repaid	19,485,725	-
Loan participations	5,067,000	-
Loan interest reserves	(1,793,173)	3,848,620
Loan construction reserve additions	4,524,352	8,647,930
Loan construction reserve drawdowns	(5,682,088)	(2,778,287)

Net cash provided by (used in) investing activities	(17,164,684)	(30,217,197)

Cash flows from financing activities:
Proceeds from Series A Bonds	-	24,077,000
Proceeds from Series A R-Bonds	-	1,846,000
Proceeds from Series B Bonds	21,744,000	10,511,000
Proceeds from Series B R-Bonds	1,598,000	997,000
Payment of debt issuance costs	(1,987,674)	(3,162,017)
Redemptions of Series A Bonds	(792,000)	(375,000)

Net cash provided by (used in) financing activities	20,562,326	33,893,983

Net change in cash and cash equivalents	1,853,808	1,978,251

Cash and cash equivalents, beginning of period	14,792,433	12,814,182

Cash and cash equivalents, end of period	$16,646,241	$14,792,433

Supplemental disclosure of cash flow information:
Interest paid	$4,422,674	$1,957,077

16

Red Oak Capital Fund V, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

1. Organization

Red Oak Capital Fund V, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on March 23, 2020 and commenced operations on September 23, 2020. The Company raised a maximum of $75 million of Series A Bonds, Series A R-bonds, Series B Bonds, and Series B R-Bonds (collectively the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The Company’s term is indefinite.

The Company’s operations have been affected by macro events, including the Ukraine Conflict, inflation, and the recent and ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods due to third parties experiencing quarantines or social distancing within the labor workforce. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the COVID-19 pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

17

Red Oak Capital Fund V, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

2.Significant accounting policies (continued)

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Company’s bondholders for the payment of the debt service obligation.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Mortgage loans receivable

Mortgage loans receivables are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable are expected to consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable will have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Impairment and allowance for loan losses

Mortgage loans receivables are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. There was no allowance for loan loss reserves as of December 31, 2022 or December 31, 2021.

18

Red Oak Capital Fund V, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

2.Significant accounting policies (continued)

Revenue Recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. No loans were in nonaccrual status at December 31, 2022 or December 31, 2021.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $699,172 and $498,650 for the years ending December 31, 2022 and December 31, 2021, respectively, which is included in interest income in the accompanying statement of operations. Additional loan fees of $700,317 and $34,600 are included in interest income for the years ending December 31, 2022 and December 31, 2021, respectively. The Company had gross mortgage loans receivable of $55.63 and $39.15 million, presented net of $0.46 and $0.45 million of unamortized deferred loan origination income at December 31, 2022 and December 31, 2021, respectively.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet its tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes”, as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of December 31, 2022 and December 31, 2021, the Company had not recorded any benefit or liability for unrecognized taxes.

19

Red Oak Capital Fund V, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

2.Significant accounting policies (continued)

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of December 31, 2022 and December 31, 2021, no amount of interest and penalties related to uncertain tax positions was recognized in the statement of operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements – Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the adoption of ASU 2016-13 to have a material impact on its financial statements.

3. Mortgage loans receivable

Mortgage loans receivable as of December 31, 2022 and December 31, 2021 are comprised of the following:

	12/31/2022	12/31/2021
Mortgage loans receivable	$55,629,212	$39,153,000
Deferred origination fees	(458,218)	(448,890)

Mortgage loans receivable, held for investment, net	$55,170,994	$38,704,110

20

Red Oak Capital Fund V, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

3. Mortgage loans receivable (continued)

As of December 31, 2022 and December 31, 2021, the Company held approximately $55.17 and $38.70 million of mortgage loans receivable, net, respectively. At December 31, 2022, this consisted of six mortgage loans with an interest rate weighted average of 8.28% and additional paid-in-kind interest rate weighted average of 1.74%, with a maturities ranging from March 31, 2023 to November 8, 2024. The notes carry an original maturity of twelve to eighteen months with two optional six-month extensions. At December 31, 2021, this consisted of four mortgage loans with an interest rate weighted average of 8.23% and additional paid-in-kind interest rate weighted average of 2.18%, with a maturities ranging from March 31, 2022 to June 30, 2023. The notes carry an original maturity of twelve to eighteen months with two optional six-month extensions. The Company earned and accrued $3,571,909 and $1,475,901 of mortgage loan interest income and $873,942 and $335,518 of paid-in-kind interest income during the years ending December 31, 2022 and December 31, 2021, respectively.

In accordance with the Company’s mortgage loan receivable agreement, the borrower must fund a loan interest reserve account with six to twelve months of interest payments. As of December 31, 2022 and December 31, 2021, the loan interest reserve account, including prepaid interest, contained approximately $1.98 and $3.77 million, respectively. Additionally, the Company holds certain construction funds on behalf of the borrower which is then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. As of December 31, 2022 and December 31, 2021, the loan construction reserve account contained approximately $4.69 and $5.85 million, respectively.

On December 31, 2021, mortgage note borrower Willow Run, L.L.C. paid off its note with a principal balance of $1,730,000. The note originally matured on March 31, 2022 and had an interest rate of 11%. The Company received $1,553,937 in proceeds from loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves. As of December 31, 2021, the $1,553,937 in proceeds from the loan payoff were held as due from affiliates and are reflected as non-cash transactions on the statement of cash flows.

On February 16, 2022, mortgage note borrower 4303-4313 Wheeler RD SE LLC paid off its note with a principal balance of $9,628,000. The note originally matured on April 30, 2022 and had an interest rate of 10%. The Company received $9,679,465 in proceeds from loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On March 2, 2022, the Company provided a $14,500,000 senior secured mortgage loan to 11 Waterview Blvd. LLC, a New Jersey limited liability company. The mortgage loan holds a total interest rate of 10.5% and matures on March 31, 2023. The underlying commercial property is a commercial office building located in the state of New Jersey.

On April 6, 2022, mortgage note borrower 4559 Benning RD SE LLC paid off its note with a principal balance of $6,775,000. The note originally matured on March 31, 2022 and had an interest rate of 10%. The Company received $6,458,104 in proceeds from loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

21

Red Oak Capital Fund V, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

3. Mortgage loans receivable (continued)

On April 26, 2022, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with 11 Waterview Blvd. LLC equal to approximately 6.9% of the $14,500,000 senior secured loan to Red Oak Capital Intermediate Income Fund LLC, a related party and Delaware limited liability company (the “Participant”), for a purchase price of $1,000,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan. The Participant shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the Participation Agreement.

On August 6, 2022, the Company provided a $8,550,000 senior secured mortgage loan to 5320 8th St NW LLC, a District of Columbia limited liability company. The mortgage loan holds a total interest rate of 10.75% and matures on August 31, 2023. The underlying commercial property is an apartment building located in the District of Columbia.

On August 24, 2022, mortgage note borrowers KCSL, LLC and 3592 Procyon, LLC modified off their note holding an original principal balance of $9,000,000 and maturing July 31, 2022. The new note holds a principal balance of $8,700,000, carries a total interest rate of 8.25%, and matures on August 31, 2023. The underlying commercial property is an industrial building located in the state of Nevada. The borrower made a partial principal payment of $1.23 million, on December 2, 2022.

On October 12, 2022, the Company engaged as a participating lender on a $16,250,000 senior secured mortgage loan to Pro Hospitality NineA, LLC, an Arizona limited liability company. The mortgage loan holds a total interest rate of 10% and matures on October 12, 2023. The underlying commercial property is a hotel located in the state of Arizona. The Company purchased the Participation Interest from Red Oak Income Opportunity Fund, LLC, a related party, for $7,514,914. While the Company's pro-rata share of the principal outstanding is $8,125,000, there were certain reserves and holdbacks that lowered the payment required for a purchase at par.

On November 8, 2022, the Company provided a $8,300,000 senior secured mortgage loan to YP Trillium LLC, a California limited liability company. The mortgage loan holds a total interest rate of 7.75% and matures on November 8, 2024. The underlying commercial property is a commercial office building located in the state of Illinois.

On December 6, 2022, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with YP Trillium LLC equal to approximately 49% of a $8,300,000 senior secured loan to Red Oak Capital Intermediate Income Fund LLC, a related party and Delaware limited liability company (the “Participant”), for a purchase price of $4,067,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan. The Participant shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the Participation Agreement.

22

Red Oak Capital Fund V, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

4. Related party transactions

The Company will pay an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 1.75% of the gross principal outstanding. For the years ending December 31, 2022 and December 31, 2021, $1,158,728 and $561,686 of management fees have been earned and paid to the Managing Member, respectively. Zero management fees were held as payable to the Managing Member as of December 31, 2022 and December 31, 2021.

The Company will pay organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of all Bonds. For the years ending December 31, 2022 and December 31, 2021, $466,840 and $748,620 of organization fees have been incurred, respectively. As of December 31, 2022 and December 31, 2021, zero organization fees are payable to the Managing Member.

The Company will pay a disposition fee to the Managing Member. The disposition fee is calculated as 1.00% of the proceeds received from the repayment of the principal amount of any of its debt investments or any other disposition of the underlying real estate. For the years ending December 31, 2022 and December 31, 2021, $266,318 and $15,539 of disposition fees have been earned. As of December 31, 2022 and December 31, 2021, $102,288 and $15,539 of disposition fees were held as payable to the Managing Member.

As discussed in Note 3, the Company sold interests in the 11 Waterview Blvd. LLC and YP Trillium LLC loans to related parties and purchased an interest in the Pro Hospitality NineA, LLC loan from related parties.

5. Member’s equity

During the years ending December 31, 2022 and December 31, 2021, the Managing Member, as sole member of the Company, made no capital contributions and received no distributions.

6. Bonds payable

During the year ending December 31, 2022, the Company issued approximately $21.74 and $1.60 million of Series B and Series B R-Bonds, respectively. During the year ending December 31, 2021, the Company issued approximately $24.05 and $1.85 million of Series A Bonds and Series A R-Bonds, respectively, and $10.51 and $1.00 million of Series B and Series B R-Bonds, respectively. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Bond offering. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of December 31, 2022 and December 31, 2021, there have been approximately $6.38 and $4.39 million of debt issuance costs incurred by the Company. During the years ending December 31, 2022 and December 31, 2021, $984,845 and $490,840 was amortized to bond interest expense, respectively. As of December 31, 2022 and December 31, 2021, there were $792,000 and $350,000 of Series A Bonds redeemed.

Bonds payable as of December 31, 2022 and December 31, 2021 are comprised of the following:

	12/31/2022	12/31/2021
Series A Bonds payable, net	$36,339,000	$37,131,000
Series A R-Bonds payable, net	2,642,000	2,642,000
Series B Bonds payable, net	32,255,000	10,511,000
Series B R-Bonds payable, net	2,595,000	997,000
Debt issuance costs	(4,876,795)	(3,873,967)
Total bonds payable, net	$68,954,205	$47,407,033

23

Red Oak Capital Fund V, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

6. Bonds payable (continued)

The Company will execute quarterly interest payments to the Series A Bondholders, Series A R-Bondholders, Series B Bondholders, and Series B R-Bondholders at a rate of 7.50%, 8.00%, 7.50%, and 8.00% per annum, respectively. For the years ending December 31, 2022 and December 31, 2021, the Company has recorded $4,970,740 and $2,406,634 of bond interest expense paid to Bondholders, respectively. Additionally, certain bondholders prepaid bond interest for the period from the first date of the quarter prior to their bond purchase through their bond closing date. This prepayment entitles these bondholders to a full quarterly interest payment. At December 31, 2022 and December 31, 2021, $0 and $40,012 in bond interest was prepaid by bondholders, respectively.

In accordance with the Offering Documents and Indenture, a Bond Service Reserve account was established with the Company’s trustee, UMB Bank. As it is required, the Company keeps 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of September 23, 2020. As of September 23, 2021, the account was no longer required, and no further proceeds were placed into the account. During 2021, all proceeds in the account was used for bond service obligations.

The maturity date of Series A Bonds and Series A R-bonds will be December 31, 2026 and the maturity date of Series B Bonds and Series B R-Bonds will be December 31, 2027. Upon the maturity of the Bonds, the bondholders will receive a Contingent Interest Payment equal to 20% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member.

The Series A Bonds and Series A R-Bonds will be redeemable beginning January 1, 2024. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2024 for Series A and Series A R-Bonds and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2026.

The Series B Bonds and Series B R-Bonds will be redeemable beginning January 1, 2025. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2025 for Series B and Series B R-Bonds and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2027.

The Company’s obligation to redeem bonds in any given year pursuant to this Optional Redemption is limited to 15% of the outstanding principal balance of the Series A Bonds, Series A R-bonds, Series B Bonds, and Series B R-Bonds on January 1st of the applicable year. Bond redemptions pursuant to the Optional Redemption will occur in the order that notices are received.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional five years unless redeemed upon maturity at the Company or the bondholders’ election.

24

Red Oak Capital Fund V, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

6. Bonds payable (continued)

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2023	$-
2024	-
2025	-
2026	38,981,000
2027	34,850,000
Total bonds payable	$73,831,000

7. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

8. Subsequent events

On January 19, 2023 and February 28, 2023, mortgage note borrower 3592 Procyon, LLC and KCSL, LLC paid off the note with a total remaining principal balance of $7,471,212. The note originally matured on August 31, 2023 and had an interest rate of 8.25%. The Company received $7,609,071 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On January 25, 2023, in accordance with the offering circular, the Company executed a bond interest payment for $1,389,877 to the trustee and paying agent, Great Lakes Fund Solutions, Inc.

On January 31, 2023, the Company closed a senior secured mortgage loan at a total interest rate of 10.50%, and total principal of $6,000,000. The underlying properties are two parcels located in Moorpark, CA.

On January 31, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest equal to approximately 50% of a $6,000,000 senior secured loan to Red Oak Income Opportunity Fund, LLC, a related party and Delaware limited liability company (the “Participant”), for a purchase price of $3,000,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan. The Participant shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the Participation Agreement.

On March 9, 2023, the Company issued a notice of default, acceleration, and demand to pay to a mortgage note borrower, 11 Waterview Blvd, LLC, for a failure to make interest payments. The interest rate was increased to the default rate of 14.5% per annum. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure. The note originally matured on March 31, 2023 and holds an unpaid principal balance of $14,500,000 with interest receivable of $102,708 as of December 31, 2022. Given the property's value and existing loan-to-value, the Company does not believe there is a material risk of loss to either principal or interest.

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Red Oak Capital Fund V, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

8. Subsequent events (continued)

On March 16, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest equal to approximately 21.69% of a $8,300,000 senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company (the “Participant”), for a purchase price of $1,800,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan. The Participant shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the Participation Agreement.

On April 25, 2023, in accordance with the offering circular, the Company executed an interest payment for $1,390,409 to the trustee and paying agent, Great Lakes Fund Solutions, Inc.

The financial statements were approved by management and available for issuance on May 1, 2023. Subsequent events have been evaluated through this date.

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Item 8. Exhibits

Exhibit Number	Exhibit Description
(2)(a)	Certificate of Formation of Red Oak Capital Fund V, LLC*
(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund V, LLC*
(3)(a)	Form of Indenture*
(3)(b)	Form of A Bond*
(3)(c)	Form of A R-Bond*
(3)(d)	Pledge and Security Agreement*
(6)(a)

Commercial Loan Agreement, dated March 19, 2021, by and between Willow Run, L.L.C. and Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on March 25, 2021

(6)(b)

Commercial Promissory Note, dated March 19, 2021, issued by Willow Run, L.L.C.in favor of Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on March 25, 2021

(6)(c)

Commercial Loan Agreement, dated March 26, 2021, by and between 4559 Benning Rd SE LLC and Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on April 1, 2021

(6)(d)

Commercial Promissory Note, dated March 26, 2021, issued by 4559 Benning Rd SE LLC in favor of Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on April 1, 2021

(6)(e)	Warrant Agreement, dated March 26, 2021, issued by 4559 Benning Rd SE LLC, incorporated by reference to Exhibit 6.3 of the Company’s Form 1-U filed on April 1, 2021
(6)(f)

Commercial Loan Agreement, dated as of April 30, 2021, by and between 4303-4313 Wheeler RD SE LLC and Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on May 10, 2021

(6)(g)

Commercial Promissory Note, dated as of April 30, 2021, issued by 4303-4313 Wheeler RD SE LLC in favor of Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on May 10, 2021

(6)(h)	Warrant Agreement, dated as of April 30, 2021, issued by 4303-4313 Wheeler RD SE LLC, incorporated by reference to Exhibit 6.3 of the Company’s Form 1-U filed on May 10, 2021
(6)(i)

Commercial Loan Agreement, dated as of July 23, 2021, by and KCSL, LLC,  3592 Procyon, LLC and Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on July 29, 2021

(6)(j)

Commercial Promissory Note, dated as of July 23, 2021, issued by KCSL, LLC and  3592 Procyon, LLC in favor of Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on July 29, 2021

(6)(k)

Commercial Loan Agreement, dated as of December 20, 2021, by and among 939 4th, LLC and Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on December 23, 2021

(6)(l)

Promissory Note, dated as of December 20, 2021, issued by 939 4th, LLC in favor of Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on December 23, 2021

____________

* Previously filed as an exhibit to the Company’s Offering Statement on Form 1-A filed on July 8, 2020.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K and has duly caused this Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids of Michigan on April 29, 2023.

RED OAK CAPITAL FUND V, LLC, a Delaware limited liability company

By:	Red Oak Capital GP, LLC, a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC, a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC, a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager (Principal Executive Officer)

By:	/s/ Jason Anderson
Name:	Jason Anderson
Its:	Chief Financial Officer of the Sole Member of the Manager (Principal Financial Officer and Principal Accounting Officer)

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